[PMFG Letterhead]
April 21, 2011
Mr. John M. Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PMFG, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Forms 10-Q for the Periods Ended October 2, 2010 and
January 1, 2011
Definitive Proxy Statement on Schedule 14A filed October 20, 2010
File No. 1-34156
Dear Mr. Hartz:
     Set forth below are the responses of PMFG, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by facsimile on March 15, 2011 (the “Comment Letter”), concerning the above referenced filing.
     For ease of reference, I have included the text of the Staff’s comments in bold-face type below, followed in each case by the Company’s response.
FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010
Forward-Looking Statements, page ii
1.	We note the statement in the last sentence of the last paragraph that you “undertake no obligation to publicly update or revise any forward-looking statement.” This statement does not appear to be consistent with your disclosure obligations. Please revise in future filings to clarify that you will update to the extent required by law.
     Response: The Company will revise this language in its future filings to clarify that we will update our forward-looking statements to the extent required by law.

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

Item 1. Business
Intellectual Property, page 12
2.	Please revise in future filings to discuss the importance and duration of your intellectual property. In this regard, we note that the current disclosure is quite general and does not provide specificity regarding the importance of particular intellectual property rights or groups of intellectual property rights, and there is no disclosure regarding the duration. Refer to Item 101(c)(1)(iv) of Regulation S-K. Please show us in your supplemental response what the revised disclosure will look like.
     Response: The Company notes the Staff’s comment. Item 101(c)(1) of Regulation S-K states that “[t]o the extent material to an understanding of the registrant’s business taken as a whole,” the description of each segment described in response to the requirements of Item 101(c)(1) must include the information specified in paragraph (c)(1)(iv) of Item 101. In connection with the applicable filings, the Company considered inclusion of such information and concluded such information was not material to an understanding of its business taken as a whole. Nevertheless, in future filings we will include disclosure with respect to the duration of our intellectual property rights. For our Form 10-K for the year ended June 30, 2010, such disclosure would have read as follows:
     All of the Company’s filed and issued United States patents have a duration of twenty years from the issuance date and the expiration dates of the these patents range from 2014 through 2025. The Company does not consider any particular patent or other intellectual property to be critical to the Company’s long-term performance.
Item 1A. Risk Factors
We may not be able to fund future redemptions of the Preferred Stock...., page 18
3.	Please provide us, and disclose in future filings, an estimate of the aggregate redemption amount.
     Response: The comments below provide an estimate of the aggregate redemption amount for both a cash funded redemption and a common stock funded redemption of our Series A Preferred Stock. Provided the redemption continues to be a material risk factor, in future filings we will include additional language similar to that italicized in the comments below:
On or after September 4, 2014, the holders of any then-outstanding shares of our Preferred Stock may require us to redeem all or any portion of their shares of Preferred Stock. The redemption price per share is equal to the sum of (i) the greater of (A) the initial price per share of our Preferred Stock ($1,000), as adjusted for any applicable stock dividends, splits, combinations and similar events and (B) an amount equal to the amount the holders of Preferred Stock would have received per share of Preferred Stock upon a liquidation had such holders converted their shares of Preferred Stock into shares

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

of common stock immediately prior thereto, plus (ii) an amount equal to any accrued and unpaid dividends. Based on the closing price of our common stock on March 23, 2011, redemption of outstanding shares of Preferred Stock at that time would have resulted in cash redemption of $691 or the issuance of an additional 48,054 shares of common stock to the remaining holders.
The conversion of our preferred stock...., page 19
4.	Please tell us, and disclose in future filings, whether the initial conversion price is the current conversion price.
     Response: The initial conversion price of the Company’s Series A Preferred Stock is the same as the current conversion price, which is $8.00 per share. The Company will disclose this information in its future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Consolidated, page 37
5.	We note from your cash flow statement on page 59 that your provision for warranty expense increased significantly during fiscal 2010 as compared to warranty expense in fiscal 2009 and 2008. We also note that this trend has continued through the first six months of fiscal 2011 with warranty provisions for the six months ended January 1, 2011 amounting to $561,000 compared to warranty provisions of $321,000 for the six months ended December 31, 2009. Please tell us and show us how you will revise your future filings to explain the specific reasons for these increases, address how they impacted your operating results and discuss the extent to which you expect this is a trend that will continue in future periods.
     Response: With respect to the Staff’s comment, in future filings we will include disclosure similar to the following:
In fiscal 2010, the Company had significant warranty claims associated with two sales orders. Based on our extensive historical performance, we believe these types of occurrences to be infrequent in nature and have no expectation of a similar recurrence in future periods. Additionally, based on improved information regarding claims history, we anticipate warranty provisions in fiscal 2011 to be greater than those reported in fiscal 2008 or fiscal 2009, but do not expect them to be at the same level as fiscal 2010. The expected reduction in warranty provision in fiscal 2011 is based on the impact of the two orders, which we do not expect repeat.

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

Item 8. Financial Statements and Supplementary Data
Note A — Nature of Operations and Summary of Significant Accounting Policies, page 61
6.	In future filings, please revise your accounting policy footnote for cash and cash equivalents to disclose the amounts by which the cash balances on deposit exceed FDIC limits as of each balance sheet date. Please refer to Section 2110.06 of the AICPA Technical Questions and Answers.
     Response: With respect to the Staff’s comment, in future filings we will include disclosure similar to the following:
The Company maintains cash balances in bank accounts that normally exceed FDIC insured limits. As of June 30, $XXXX, cash and cash equivalents held in the United States exceeded federally insured limits by approximately $X,XXX. The Company has not experienced any losses related to this cash concentration.
7.	In future filings, please revise your accounting policy disclosure for start-up costs to disclose whether or not pre-contract costs related to all unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not, discuss when they are expensed and explain your basis for that alternative treatment. Please show us in your supplemental response what the revisions will look like.
     Response: With respect to the Staff’s comment, in future filings we will include additional language similar to the italicized comments below:
The Company accrues for estimated costs associated with the installation and commissioning of certain projects in the period in which the revenues are recognized based on historical experience and expectation of future conditions. The Company does not consider the realization of any individual sales order as probable prior to order acceptance. Therefore, pre-contract costs incurred prior to sales order acceptance are expensed as incurred.

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

Note L. Commitments and Contingencies, page 79
8.	Please refer to SAB Topic 5:Y and revise your future filings to disclose the following regarding the environmental issues at your properties in Texas:
•	The amount of any additional estimated loss or range of loss that is reasonably possible;

•	The amount of additional remediation costs you expect to incur in future periods to continue remediation and monitoring activities; and

•	The amount of reimbursement you are seeking from Nitram’s former stockholders for remediation costs associated with these properties.
     Response: The Company will revise its disclosure in future filings to address the Staff’s comment. Supplementally, we advise the Staff that at this time, based on the report from our environmental consultant, Brown & Caldwell, the Company does not anticipate any additional estimated loss as a result of the environmental conditions at its plants. The Company does expect to incur additional costs and fees as part of the continued monitoring activities and reporting requirements at its Vermont Street Plant in Wichita Falls. The Company believes that the cost of the monitoring will be approximately $10,000 per year until complete. The Company may also incur additional one-time costs in calendar year 2011 related to the installation of four new test wells at the Vermont Street Plant and the preparation of environmental reports, which the Company believes may cost approximately $90,000 in the aggregate. The Company expects that the monitoring will continue for a period not to exceed five years. The Company has sought reimbursement from the former Nitram stockholders for the full costs of the remediation and ongoing and future monitoring activities in the amount of $655,000.
9.	Regarding your claims against the Nitram selling stockholders, if it is reasonably likely that you may have any additional estimated loss in excess of amounts already accrued, please revise your future filings to disclose the amount of that loss or provide an indication of why such an estimate cannot be made.
     Response: The Company notes the Staff’s comment and, if applicable, will address in future filings. At this time, we do not believe that the Company will have any additional losses or claims against the former Nitram selling stockholders that are in excess of the amounts already claimed or accrued as previously disclosed.

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 97
10.	We note the description of disclosure controls and procedures included in your certifying officers’ conclusion regarding effectiveness. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate whether your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.
     Response: The Company confirms that its certifying officers’ conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules. The Company will revise its disclosure in future filings, as applicable, to state that our certifying officers’ conclusion regarding affectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules.
11.	We note your statement that “We note that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.” We also note the disclosure under “Limitations on Controls” on page 98. Please tell us, and disclose in future filings, whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, revise in future filings to remove the reference to the level of assurance of your disclosure controls and procedures.
     Response: The Company confirms supplementally to the Staff and will disclose in future filings that its disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives.

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

Management’s Report on Internal Control over Financial Reporting, page 97
12.	We note the statement that “Based on management’s assessment under the framework in COSO, we concluded...” Please be advised that the conclusion regarding effectiveness is required to be provided by management. Please confirm whether management concluded that your internal control over financial reporting was effective and revise accordingly in future filings. Refer to Item 308(a)(3) of Regulation S-K.
     Response: The Company confirms supplementally to the Staff that its management concluded that our internal controls over financial reporting were effective. The Company will revise this disclosure in future filings accordingly.
Item 15. Exhibits and Financial Statement Schedules, page 101
13.	We note that have not filed on EDGAR all of the schedules and exhibits to the document filed as exhibit 10.1 to the Form 10-K. Please file complete copies of this document, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.
     Response: The Company confirms that we will comply with the Staff’s request by filing the requested schedules and exhibits to the Revolving Credit and Term Agreement with the Company’s Form 10-Q for the quarterly period ending March 31, 2011.
FORMS 10-Q FOR THE PERIODS ENDED OCTOBER 2, 2010
AND JANUARY 1, 2011
General
14.	Please address the above comments in your interim filings as well.
     Response: The Company will address the above comments in our interim filings as applicable.
Item 4. Controls and Procedures
15.	We note disclosure “Due to the inherent limitations...” Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please also comply with this comment in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

     Response: The Company confirms supplementally to the Staff that its disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at that reasonable assurance level. We will disclose in future filings that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to clarify, when applicable, that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED OCTOBER 20, 2010
Directors Compensation, page 13
16.	We note the disclosure here and under “Compensation Program Review” on page 15 regarding the compensation consulting firm. Please tell us, and disclose in future filings, the name of the compensation consulting firm.
     Response: The Company supplementally advises the Staff that the name of the compensation consulting firm was Strategic Apex Group. The Company will disclose the name(s) of compensation consulting firms in future filings.
Compensation Discussion and Analysis
Comparison Against Survey Group, page 16
17.	We note the disclosure in the first paragraph hat each element of compensation is generally “near” the mid-range of the compensation paid by the companies in the Survey Group. We also note the disclosure in the second, third and fourth paragraphs regarding elements of compensation that were either “slightly below”, “slightly above”, or “lower than” this mid-range. This disclosure is too general. Please tell us, and disclose in future filings, the actual percentile of each element of compensation and total compensation for each named executive officer as compared to the compensation paid by the companies in the Survey Group.
     Response: The Company notes the Staff’s comment. As disclosed in the Company’s proxy statement under the heading “Compensation Program Review,” our “Compensation Committee does not establish rigid benchmarks based on compensation practices of the Survey Group. Rather, the Compensation Committee used the Survey Group as a general guide . . . .” In addition, the Survey Group and related data were assembled by a consulting firm in a 2007 study. As disclosed in the same section of the proxy statement, our Compensation Committee

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

has continued to use this 2007 study in reviewing executive compensation in subsequent years. As a relatively small public company, our Compensation Committee has not found it necessary or appropriate to incur the expense of updating survey information for executive compensation every year. We do note that our Compensation Committee has recently hired a consultant to collect survey data and advise on our compensation program in the current fiscal year.
     Given the background discussed above, the Company and the Compensation Committee believe that disclosure of the actual percentile of each element of compensation, especially given the age of the 2007 survey data, would imply a level of specificity and rigid benchmarking that is inconsistent with the Compensation Committee’s use of such information as a general guide. In future filings, the Company will expand its compensation disclosure to make it more clear how the Compensation Committee uses survey data. When appropriate, the Company will provide additional disclosure with respect to the actual percentile of each element of compensation and total compensation compared to that paid by any survey group used by the Compensation Committee to set executive compensation.
     With respect to fiscal 2010, the Company supplementally advises the Staff of the actual percentiles of each element of compensation and total compensation set forth in the table below:

	Compensation as Percentage of the 50th Percentile of Survey Group
			Long-Term
Name and Principal Title	Base Salary	Annual Incentive	Incentive	Total Compensation
Peter J. Burlage President and Chief Executive Officer	113	102	72	94

Henry G. Schopfer Chief Financial Officer	125	113	74	106

Sean P. McMenamin Vice President, Manufacturing & Supply Chain Management	109	118	93	107

Jon P. Segelhorst Vice president, Sales and Marketing	101	80	86	93

David A. Taylor Vice President, Business Development	101	50	32	72
Fiscal 2010 Compensation
Annual Incentive Awards, page 20
18.	We note the disclosure in the last paragraph, in particular the disclosure that awards were reduced due to “non-financial performance reasons”. This disclosure is too general and does not meaningfully explain the correlation between performance under the various measures and the payouts actually made to each

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

named executive officer. This disclosure also does not explain how the compensation committee works with the percentile range with respect to the payout for each measure. Please revise in future filings to provide a materially complete description of the correlation between performance under the various measures and the payouts actually made to each named executive officer. Please understand that discussion of the various items of corporate and individual performance that were considered by the compensation committee must be accompanied by a complete qualitative and quantitative discussion of how the compensation committee determined each award. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.
     Response: In future filings, the Company will revise and expand its disclosure in the last paragraph under the heading “Annual Incentive Awards” to include language like that set forth in italics below to clarify how the Compensation Committee considered various factors in making its determinations to increase or decrease annual incentive awards in a form substantially as follows:
     The program provides that the Compensation Committee ~~could~~ may exercise its discretion to increase any payout by 5% or decrease any payout to zero based on the particular circumstances, events and non-financial performance of each executive officer. The Compensation Committee reviews and assesses the overall financial condition of the Company and its competitive position in the market, then reviews and assesses each executive officer’s non-financial performance for the year, which includes a review of a variety of factors such as the individual executive’s execution of departmental qualitative performance objectives and past performance, management skills and abilities, and the evaluation of the other executive officers by our President and Chief Executive Officer. This review and assessment is qualitative and does not include quantitative factors like the net earnings and revenue performance goals used to establish eligibility to receive an annual incentive payout. Because there are no quantitative targets, our Compensation Committee uses its subjective judgment, not any formulaic analysis, to determine whether to increase or decrease annual incentive awards and, if so, by how much. For fiscal 2010, the corporate and business unit performance threshold goal was met, establishing eligibility for awards in the amounts for the executive officers as derived from the tables above. The Compensation Committee then reviewed the factors discussed above and exercised its discretion to ~~adjust the fiscal 2010 annual incentive payout payable based on the Company’s non financial performance in 2010 by decreasing~~ reduce the annual incentive ~~bonus for~~ award payable to each ~~of the named~~ executive ~~officers except that the annual incentive bonus for~~ officer other than Mr. Taylor. ~~was not decreased. The Compensation Committee chose to decrease the~~. The executive officers’ annual incentive ~~bonuses due to non-financial performance reasons.~~ awards were reduced by 10% except for Mr. Schopfer’s award, which was reduced by 20%.

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

Long-Term Incentive Compensation, page 22
19.	Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise in future filings to provide a materially complete description of how the compensation committee determined the award percentages for each named executive officer. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.
     Response: In future filings, the Company will expand its disclosure under the heading “Long-Term Incentive Compensation” to provide additional language like that set forth in italics below regarding the Compensation Committee’s determination of award percentages for each of the named executive officers:
     In July 2009, the Compensation Committee recommended, and the Board approved, restricted stock grants to our executive officers consistent with the Company’s practice of granting annual long-term incentive compensation awards. The long-term incentive awards approved for fiscal 2010 were based in part on the original recommendations of the Consulting Firm, which included increasing the percentage of total pay represented by long-term incentive awards.
     The number of shares of restricted stock granted to each named executive officer in fiscal 2010 was determined by (a) multiplying the executive officer’s 2009 base salary by a long-term incentive award percentage, and (b) dividing the product by the Company’s closing stock price on the grant date, which was July 9, 2009. In establishing the award percentages, the Compensation Committee compared the total compensation opportunity of the executive officers to that offered for comparable positions at the companies in the Survey Group and the total compensation opportunity of each executive officer in relation to the other executive officers, as well as the long-term incentive compensation offered as part of the total compensation opportunity. In making these award determinations the Compensation Committee reviewed and assessed the overall financial condition of the Company and its competitive position in the market, then reviewed and assessed each executive officer’s performance, which included a review of a variety of factors such as the individual executive’s execution of departmental qualitative performance objectives and past performance, management skills and abilities, and the evaluation of the other executive officers by our President and Chief Executive Officer. This review and assessment was qualitative and did not include quantitative factors like those used under our annual incentive program. Because there were no quantitative targets, our Compensation Committee used its subjective judgment, not any formulaic analysis, to determine the appropriate award percentages. The Compensation Committee also weighed the importance of substantial stock ownership by our executive officers to align their interests with those of stockholders.

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

     The following table sets forth the fiscal 2010 long-term incentive compensation award as a percentage of base salary, the number of shares of restricted stock granted to the named executive officers and the aggregate value of the awards at the time of grant.

	Long-Term Incentive	Number of Shares
	Award Percentage	of Restricted	Aggregate Value
Name	(% of Base Salary)	Stock Granted	on Grant Date
Peter J. Burlage	70%	28,032	$245,000

Henry G. Schopfer	40%	11,442	100,003

Jon P. Segelhorst	40%	7,414	64,798

Sean P. McMenamin	40%	8,009	69,999

David A. Taylor	15%	2,780	24,297
     The Compensation Committee believes that the equity-based long term incentive compensation granted to its executives is appropriate because it helps the Company attract and retain qualified executives in key positions and it encourages a longer-term perspective as the equity incentives become exercisable over a four-year period. The Compensation Committee also believes that equity based long term incentive compensation is appropriate and should be a substantial part of an executive officer’s compensation as it is tied to Company performance and is subject to risk.
     Additional information regarding the long-term incentive compensation received by our named executive officers in fiscal 2010 is provided below under “Executive Compensation — Grants of Plan-Based Awards.”
*     *     *     *     *     *     *

Mr. John M. Hartz
Securities and Exchange Commission
April 21, 2011

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 559-6340, or by facsimile at (972) 559-6320.

Very truly yours,
/s/ Melissa Beare
Melissa Beare

cc:	Peter J. Burlage, PMFG, Inc.
James O’Bannon, Jones Day
Charles Haag, Jones Day